

Rental home community near Atlanta, GA

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $4.5 million to acquire 11 rental townhomes within the Main Street Townes at Lilburn community of Lilburn, Georgia, about 30 minutes northeast of downtown Atlanta, with plans to acquire an additional 69 rental townhomes in the community upon their completion of construction over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced most recently in our Q3 2022 letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. Particularly, as interest rates remain high, we expect rental housing to continue to be the far more attractive option to many people, as the expected monthly mortgage payment for the buyer of a median-priced US home has nearly doubled in the course of just two years. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $4 million and the Growth eREIT VII, which invested roughly $500,000.

Strategy

This investment follows a Value Add strategy.

Business plan

Our initial investment at Main Street Townes at Lilburn is an all-cash purchase of 11 finished rental townhomes within the community. The community consists of spacious three-bedroom townhomes, each with modern finishings and features. Our intent is to acquire an additional 69 homes later this year, eventually taking ownership of a total of 80 homes within the community.

Given the recent and soon-to-be-completed construction of the community, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 80 townhomes will be roughly $32 million, and our total commitment to be roughly $33 million, accounting for expected costs. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the existing 11 townhomes wrapped up within the past year, and the remaining 69 homes are expected to be delivered over the next twelve months. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's spacious rental townhomes will be particularly attractive to renters who are in need of more living space as norms around work shift.

- **Fast-growing area:** Between 2010 and 2019, the Atlanta area's population grew at nearly triple the rate of the national average, according to the U.S. Census. As the area continues to grow, affordability is becoming a top concern, making neighboring areas like Lilburn attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while

secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Copyright © 2022 Fundrise Real Estate Interval Fund.



Rental home community near Orlando, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $3.4 million to acquire eight rental homes within the Simmons Trace community of Kissimmee, Florida, about 30 minutes south of downtown Orlando, with plans to acquire an additional 100 rental homes in the community upon their completion of construction over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced most recently in our Q3 2022 letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. Particularly, as interest rates remain high, we expect rental housing to continue to be an attractive option to many people, as the expected monthly mortgage payment for the buyer of a median-priced US home has nearly doubled in the course of just two years. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $3.09 million, and the Growth eREIT VII, which invested roughly $344,000.

Strategy

This investment follows a Value Add strategy.

Business plan

Our initial investment at Simmons Trace is an all-cash purchase of eight finished rental homes within the community. The community consists of various community amenities, unit types, and floorplan options, with spacious three-and four-bedroom homes, each with a private garage and modern finishings and features. Our intent is to acquire an additional 100 homes over the next year, eventually taking ownership of a total of 108 homes within the community.

Given the recent and soon-to-be-completed construction of the community, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager and be a long-term owner over the next several years to a decade.

Our intent with this and other investments in rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties, of course, look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 108 homes will be roughly $45.2 million and our total commitment to be roughly $46.5 million, accounting for expected costs. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the existing eight homes wrapped up within the past year, and the remaining 100 homes are expected to be delivered over the next twelve months. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's amenities and spacious rental homes will be particularly attractive to renters who are in search of more living space, especially as remote work employment opportunities become increasingly established across the country.

- **Fast-growing area:** Simmons Trace is located approximately 30 minutes south of downtown Orlando and within the broader Orlando MSA. Orlando was ranked second in the country for job growth by the U.S. Bureau of Statistics, driven by a dynamic economy with an array of industries, such as advanced manufacturing, biotech, aerospace, defense, and world-class tourist attractions. The growth and expansion of Orlando's economy continue to make neighboring areas like Kissimmee attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Copyright © 2022 Fundrise Real Estate Interval Fund.